Fulbright & Jaworski l.l.p.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com

snussbaum@fulbright.com                                telephone: (212) 318-3000
direct dial:  (212) 318-3254                           facsimile: (212) 318-3400


45614735.3
                                                       June 13, 2005


VIA EDGAR

Mr. Michael Fay
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re:  Shells Seafood Restaurants, Inc.
              File No. 0-28258
              Form 10-K for the fiscal year ended January 2, 2005
              ---------------------------------------------------

Dear Mr. Fay:

         On behalf of Shells Seafood Restaurants, Inc. (the "Company"), we are submitting this letter in response to comments of the staff of the Securities and Exchange Commission (the "Staff") contained in a letter to the Company dated April 29, 2005 and, as the Staff was previously advised, received by the Company on May 18, 2005 (the "Letter"). The following numbered paragraphs, which correspond to the numbered paragraphs of the Letter, set forth the Company's responses to the Staff's comments.

Item 6. Selected Consolidated Financial Data, page 15

1. We note your presentation of system-wide sales which includes total sales generated by restaurants in which you license proprietary information and provide management services. This disclosure represents a non-GAAP measure which is not appropriate pursuant to FR-65. We believe this measure cannot be reconciled as required by FR-65 because the revenues of licensed restaurants are not reflected in your financial statements. You are required to disclose the reasons the presentation of this non-GAAP measure provides useful information to investors regarding your financial condition and results of operations. If you believe this presentation is useful in the context of explaining how you derive management fees from licensed restaurants, consider providing a footnote to your selected financial data of the revenues generated by the licensed restaurants and explain how management fees are determined.

Securities and Exchange Commission
June 13, 2005
Page 2


         RESPONSE:

         The Company will comply with the Staff's comments by ceasing to provide separate operating data on its licensed restaurants in compliance with FR-65. Rather, it is intended that additional information which is thought to be useful to investors will be included, in a manner that complies with applicable laws and rules, elsewhere in the Company's annual and quarterly reports regarding the licenses and management fees from the licensed restaurant revenues.

         The Company supplementally advises the Staff that since and including its initial public offering in 1996, the Company has consistently broken out system-wide sales of Company-owned restaurants from those of licensed restaurants. This format was initially suggested by the underwriters of the public offering, based on the belief that the division was important to the investing public. The licenses are for a term of years and not perpetual and, in accordance with the license agreements, are capable of being terminated in the event of a default on the part of the Company. Further, the margins and contributions to operating profits of these licensed restaurants are different from those of Company-owned restaurants. It is believed that this additional information is utilized by the investing public to better understand the unit economics of the Company's stores, which may be particularly useful as the Company expands and adds additional restaurants to its chain.


Liquidity and Capital Resources, page 21

2. We note that you have implemented a plan to remodel many of your restaurants. Revise to quantify as of the latest fiscal period the amount of anticipated capital expenditures necessary for the remodeling of these restaurants.

         RESPONSE:

         As has been publicly reported, the Company recently completed a $6.9 million private placement of its securities to accredited investors, resulting in net proceeds to the Company of $5.8 million. As further reported, the Company intends to use the net proceeds from the private placement to, among other things, complete the renovations of its existing restaurants. At present, the Company anticipates spending approximately $3.6 million to complete these further renovations. The Company will include this additional information in its next Quarterly Report on Form 10-Q for the quarter ended July 3, 2005, and all subsequent reports to the extent then still applicable.


Note 1 - Summary of Significant Accounting Policies, page F-9

3.       Please  provide us your  evaluation  of the  guidance in FIN46(R)  with
         respect  to  the   contractual   arrangements   with  the  four  Shells
         restaurants that you manage.

Securities and Exchange Commission
June 13, 2005
Page 3


         RESPONSE:

         FIN46(R) defines consolidation of variable interest entities. The licensee restaurants that the Company manages are separately incorporated and privately owned by individuals (up to eight people per restaurant) who are unaffiliated with the Company. The licensee restaurants have sufficient equity to permit the entity to finance its activities. The licensee owners benefit from income/loss allocations (S-corps) and earnings distributions, and are responsible for working capital contributions, if needed, and ultimately they bear the risk of loss. The licensee owners negotiate loans when needed for working capital, give direction regarding earnings distributions, negotiate with landlords and conduct other business of the corporation. The management agreement authorizes the Company to manage the day-to-day operation of the restaurant for the owners, at present for a 2% of sales net fee. Accordingly, none of the indicia of ownership and/or effective control specified in FIN46(R) are present. Therefore, since there is no common ownership and the Company does not bear the risk of loss, the Company continues to maintain its belief that the licensee restaurants are not required to be consolidated.


Note 5 - Accrued Expenses, page F-12

4. Please explain to us why it is appropriate to record a warrant valuation reserve and explain how the amount was determined.

         RESPONSE:

         In accordance with EITF 86-35, the warrants, issued as inducement to creditors in various financing transactions, are deemed to be debt obligations and, accordingly, were credited to a liability account. Due to the Company's financial condition, the Company was not able to borrow money for working capital purposes at rates it could afford. Therefore, warrants were issued as an inducement to creditors to provide debt financing. In each case, the warrants were valued by an independent valuation expert. The reserves were and will be relieved when the warrants are exercised. The warrants and related calculations are discussed below:

a) In January 2002, due to the Company's then financial condition, the Company was not able to borrow money at rates it could afford and raised $2,000,000 in a private financing transaction, consisting of secured promissory notes and warrants to purchase common stock. As part of the then $2.0 million financing transaction, the Company was able to negotiate the deferral of approximately one-half of the interest payable on this outstanding indebtedness until the maturity of the loans. Warrants issued to purchase 8,908,030 shares of common stock were independently valued at $105,977, or $0.0119 per share. In November 2004, investors exercised 3,750,000 warrants and the reserve was reduced by $44,613, leaving a balance at fiscal year end 2004 of $61,364.

b) In August 2004, the maturity date of the $2,000,000 loans was extended for 2 years until January 2007, in exchange for warrants. The Company refers the Staff to FASB Statement No. 15, "Accounting by Debtors and

Securities and Exchange Commission
June 13, 2005
Page 4


         Creditors for Troubled Debt Restructuring" which specifies that all direct costs that a debtor incurs to affect a troubled debt restructuring shall be expensed for the period if no gain on restructuring is recognized. Warrants were issued to purchase 2,000,000 shares of common stock and were independently valued at $446,000, or $0.223 per warrant.

c) As part of the then $2.375 million financing, the purchasers of the Company's outstanding convertible debentures were issued warrants in December 2004 as an inducement for the loans, as the Company was not able to acquire capital from other sources. Warrants to purchase 1,971,250 shares of common stock were independently valued at $440,000, or $0.223 per share. See Item 5 below for further discussion of the warrant valuation.

d)       The reserve balance at fiscal year end 2004 consists of the following:

Date Warrant Issued    Reserve Amount     Reason warrants issued
-------------------    --------------     --------------------------------------
January 2002            $   61,364        at inception of $2M financing
August 2004             $  446,000        extension of maturity date of $2M debt
December 2004           $  440,000        debenture holders for $2.375M in loans
                        ----------
Balance 1/2/05          $  947,364
                        ==========


Note 10 - Stockholders' Equity and Convertible Debentures, page F-16

5. Please explain to us how you are accounting for the conversion feature included in the debentures and the warrants that were sold on December 7, 2004. In addition, tell us the amount of fair value that you have separately allocated to the conversion feature and the warrants, and provide us the underlying calculations. Refer to EITF 98-5 and EITF 00-27 for guidance. Lastly, discuss your accounting for these instruments in future filings.

         RESPONSE:

         The debentures issued in December 2004 were convertible into equity upon the completion of an additional round of financing. Every $1.00 of the debenture could be converted to $1.00 equivalent during the next round of financing. Since there was a 1/1 ratio for conversion to equity, no dollar value was specifically assigned to the conversion feature (See EITF 00-27, para. 5). On May 24, 2005, certain debenture holders converted $320,000 of principal along with $28,000 accrued interest into the securities then being sold by the Company in a private placement (described in the answer to comment 2 above); the portion not converted was paid in full by the Company. The warrants issued to the debenture holders in December 2004 were valued at $0.223 per share based on an

Securities and Exchange Commission
June 13, 2005
Page 5


independent valuation completed in August 2004. Since this valuation was several months old, the Company considered other factors to support its use (see Exhibit A attached), specifically: (i) the stock price was $0.60 on both of August 4, 2004 and December 6, 2004, (ii) a Black-Scholes calculation indicated that a valuation between $0.20 and $0.25 per share was appropriate, and (iii) the August 4 valuation fell within an acceptable range of a min-max calculation based on the proposed future range of the exercise price of the warrants. Warrants to purchase 1,971,250 shares of common stock were valued at $440,000 which was charged to interest expense at the commitment date due to the short-term (4-months) nature of the debentures. The Company will discuss its accounting treatment for the debentures and related warrants in future filings of annual and quarterly reports.


Other

6. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

         o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         RESPONSE:

         We enclose a written statement from the Company containing the acknowledgments specified in the Staff's Closing Comments.

         Please call the undersigned at (212) 318-3254 if you have further questions regarding the foregoing.

                                                       Very truly yours,


                                                       /s/ Sheldon G. Nussbaum
                                                       Sheldon G. Nussbaum

cc: Shells Seafood Restaurants, Inc.